EUDA Health Holdings Ltd

60 Kaki Bukit Place, #03-01

Eunos Techpark, Singapore 415979

September 24, 2025

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance Office

of Industrial Applications and Services

Washington, DC 20549

Attention: Tayyaba Shafique and Terence O’Brien

Re:	EUDA Health Holdings Ltd
Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2024
File No. 001-40678

Dear Tayyaba Shafique and Terence O’Brien:

We hereby provide a response to the comment issued in a letter dated September 17, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2024. Contemporaneously, we are filing Amendment No. 2 to the Form 20-F via Edgar (the “Form 20-F Amendment No. 2”).

For ease of reference, the comment contained in the Staff’s Letter is reproduced below and is followed by the Company’s response.

Form 20-F/A filed September 11, 2025

Report of Independent Registered Public Accounting Firm, page F-1

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We note your amended Form 20-F includes only the revised report of your independent registered public accounting firm without the corresponding financial statements. Please file an amended Form 20-F to include the entire Item 17, as required by Exchange Act Rule 12b-15. Note the amended filing is to be accompanied by all certifications, updated as appropriate and referring to the amendment, as well as an updated consent from your independent registered public accounting firm.

Response: The Form 20-F Amendment No. 2 has been revised to include (1) Items 17 and 18 and Financial Statements of Part III; and (2) Item 19 of Part III in to file updated certifications of the Principal Chief Executive Officer and Principal Chief Financial officer, and the consent letters of J&S Associate PLT and Marcum Asia LLP.

Please do not hesitate to contact me or Tahra Wright, Esq. of Loeb & Loeb LLP at (212) 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alfred Lim
Alfred Lim
Chief Executive Officer

cc:	Tahra Wright, Esq. (Twright@loeb.com)
Jane Tam, Esq. (JTam@loeb.com)

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